The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement and the accompanying  prospectus  supplement and prospectus are not offers to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated October 27, 2014

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-199584

Pricing Supplement No. 1 dated October    , 2014

(To Prospectus dated October 24, 2014 and
Prospectus Supplement dated October 24, 2014)

Colgate-Palmolive Company

Medium-Term Notes - Floating Rate

Series H

We are hereby offering to sell Notes having the terms specified below to you with the assistance of UBS Securities LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC (the “Agents”), each acting as principal, at a fixed initial public offering price of     % of the principal amount.

Principal Amount: $ Issue Price: % Stated Maturity Date: October , 2054 CUSIP Number: 19416QEH9	Trade Date: October , 2014 Original Issue Date: October , 2014 Net Proceeds to Colgate: $ Agents’ Discount or Commission: $

Base Rate:

☐	CMT Rate
☐	Commercial Paper Rate
☐	Eleventh District Cost of Funds Rate
☒	LIBOR: Reuters Page LIBOR01
☐	Prime Rate
☐	Treasury Rate
☐	Other (see attached)

Initial Interest Rate:  3 month U.S. Dollar LIBOR as of two London Banking Days prior to the Original Issue Date minus     %

Interest Reset Dates:  January    , April    , July    and October    of each year, commencing on January    , 2015

Interest Determination Dates:  Quarterly, two London Banking Days prior to each Interest Reset Date

Interest Rate Reset Period:  Quarterly

Interest Payment Dates:  January    , April    , July    and October     of each year, commencing on January    , 2015

Index Maturity:  3 month

Designated LIBOR Currency:  U.S. Dollars

Spread:      %

Spread Multiplier:  N/A

Maximum Interest Rate:  N/A

Minimum Interest Rate:  0.00%

Day Count Convention:  Actual / 360

Redemption:	The Notes may be redeemed at the option of Colgate prior to the stated maturity date. See “Other Provisions – Optional Redemption” below.

Optional Repayment:	The Notes may be repaid at the option of the holders prior to the stated maturity date. See “Other Provisions – Optional Repayment” below.

Currency:

Specified Currency: US Dollars

Minimum Denomination:  $1,000

Original Issue Discount:  No

Total amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form:     ☒     Book-entry     ☐     Certificated

☒     Other Provisions:

Optional Redemption:	Colgate may at its option elect to redeem the Notes, in whole or in part, in increments of $1,000 or any multiple of $1,000, upon not less than 30 nor more than 60 days’ prior written notice to the holders, on October , 2044 or on any business day thereafter at the following redemption prices corresponding to the periods set forth below (expressed as a percentage of the principal amount of the Notes), together with any unpaid accrued interest to the redemption date:
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If Redeemed During the 12-Month Period Commencing on:	Redemption Price
October , 2044	105.00%
October , 2045	104.50%
October , 2046	104.00%
October , 2047	103.50%
October , 2048	103.00%
October , 2049	102.50%
October , 2050	102.00%
October , 2051	101.50%
October , 2052	101.00%
October , 2053 and thereafter to, but excluding, maturity	100.50%

Optional Repayment:	Notwithstanding anything to the contrary contained in the prospectus supplement dated October 24, 2014, the holders of the Notes may elect to cause Colgate to repurchase the Notes, in whole or in part, in increments of $1,000 or any multiple of $1,000, upon not less than 30 nor more than 60 days’ prior written notice to Colgate, on October of each of the years set forth below, at the amounts corresponding to the years set forth below (expressed as a percentage of the principal amount of the Notes), together with any unpaid accrued interest to the repayment date:

Repayment Date	Repayment Price
October , 2015	98.00%
October , 2016	98.00%
October , 2017	98.00%
October , 2018	98.00%
October , 2019	98.00%
October , 2020	99.00%
October , 2021	99.00%
October , 2022	99.00%
October , 2023	99.00%
October , 2024	99.00%
October , 2025 and October of each third year thereafter, commencing October , 2028	100.00%
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Use of Proceeds:

The net proceeds from the sale of the Notes will be used by Colgate for general corporate purposes, which include the retirement of commercial paper. As of October 24, 2014, Colgate’s outstanding commercial paper had a weighted average interest rate of 0.08% with maturities ranging from 1 day to 67 days.

Certain United States Federal Income Tax Considerations:

The following discussion supplements the discussion contained in the prospectus supplement dated October 24, 2014, under the heading “Certain United States Federal Income Tax Considerations.” Prospective purchasers of Notes are advised to consult their own tax advisors with respect to tax matters relating to the Notes.

Notes Used as Qualified Replacement Property

Prospective investors seeking to treat the Notes as “qualified replacement property” for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended (the “Code”), should be aware that Section 1042 requires the issuer to meet certain requirements in order for the Notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “passive income test”). For purposes of the passive income test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the “affiliated group”) when computing the amount of passive investment income under Section 1042.

Colgate believes that less than 25 percent of its affiliated group’s gross receipts is passive investment income for the taxable year ending December 31, 2013. In making this determination, Colgate has made certain assumptions and used procedures which it believes are reasonable. Colgate cannot give any assurance as to whether it will continue to meet the passive income test. It is, in addition, possible that the Internal Revenue Service may disagree with the manner in which Colgate has calculated the affiliated group’s gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein.

The Notes are securities with no established trading market. No assurance can be given as to whether a trading market for the Notes will develop or as to the liquidity of a trading market for the Notes. The availability and liquidity of a trading market for the Notes will also be affected by the degree to which purchasers treat the Notes as qualified replacement property.

Supplemental Plan of Distribution:

The Agents have agreed, severally and not jointly, to purchase from us, and we have agreed to sell to the Agents, the principal amount of Notes set forth opposite their respective names below.

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Agents	Principal Amount of Notes
UBS Securities LLC	$
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
Total	$

Legal Matters:

Sidley Austin llp, New York, New York has acted as counsel for Colgate. Mayer Brown llp, Chicago, Illinois has acted as counsel for the Agents.

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